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                                      AIMCO
                             AIMCO PROPERTIES, L.P.
                    C/O RIVER OAKS PARTNERSHIP SERVICES, INC.
                                  P.O. BOX 2065
                      S. HACKENSACK, NEW JERSEY 07606-2065
                        (888) 349-2005 OR (201) 896-1900

                                 August 15, 2000

              IMPORTANT INFORMATION FOR IRA HOLDERS IN CONSOLIDATED
                     CAPITAL PROPERTIES VI "THE PARTNERSHIP"
              =====================================================

Dear Limited Partner:

Re: Supplement to Offer to Purchase, dated August 2, 2000

         We have amended our offer to purchase to reimburse IRA holders of units up to $50 for expenses of tendering your units in our offer. Our offer price remains unchanged at $11.67 per unit. We believe our offer provides you with an opportunity to gain liquidity for your investment which you may not have had previously and to eliminate the cost and record keeping associated with limited partnership tax reporting if we purchase all of your units.

         If you tender your units in response to our offer, we will pay any transfer fees imposed for the transfer of units by your partnership. We will now also pay up to $50 of fees for tendering your units which are charged by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. However, you will have to pay any additional fees and any other fees and expenses, including any fees or commissions imposed by your broker, and any taxes that apply to your sale. The custodian for your IRA account should bill us for such fees by sending an invoice to the Information Agent.


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         There are advantages and disadvantages to you of accepting or declining our offer. The terms of the offer are more fully described in the offer to purchase and enclosed letter of transmittal, which you should read carefully. These documents describe the material risks and opportunities associated with the offer, including certain tax considerations. LIMITED PARTNERS ARE URGED TO READ OUR OFFER TO PURCHASE AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

          The general partner of your partnership, which is our affiliate, has certain conflicts of interests in connection with the offer. The general partner is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. Although the general partner believes that our offer is fair, the general partner also believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including several factors set forth in the offer to purchase.

         You should be aware, however, that, as with any rational investment decision, we are making our offer with a view to making a profit.

         If you have not already sent in your Letter of Transmittal to accept our offer, please remember, the enclosed Letter of Transmittal must be received before the expiration of our offer. If you have already sent in a Letter of Transmittal you do not have to take any further action tender your units. If you have any questions or need assistance in completing the Letter of Transmittal, please contact our information agent, River Oaks Partnership Services, Inc., toll free, at (888) 349-2005.


                                             AIMCO Properties, L.P.


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